APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Cuchillo Greens Grow 1, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income) -
Interest Expense -
Income Tax Expense -
TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Cuchillo Greens Grow 1, LLC
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Cuchillo Greens Grow 1, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-21

| | Current Period |
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Cuchillo Greens Grow #1

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	-532.00
Sales	22,349.76
Services	51,997.50
Total Income	**$73,815.26**
Cost of Goods Sold	
Cost of goods sold	12,000.00
Equipment rental - COGS	1,300.50
Supplies & materials - COGS	20,513.02
Total Cost of goods sold	**33,813.52**
Shipping	2,000.00
Total Cost of Goods Sold	**$35,813.52**
GROSS PROFIT	**$38,001.74**
Expenses	
Advertising & marketing	700.00
Business licenses	20.09
Contract labor	24,000.00
Employee benefits	0.00
Workers' compensation insurance	1,946.00
Total Employee benefits	**1,946.00**
General business expenses	0.00
Bank fees & service charges	775.00
Total General business expenses	**775.00**
Insurance	480.15
Business insurance	157.95
Total Insurance	**638.10**
Meals	0.00
Team meals	130.10
Total Meals	**130.10**
Office expenses	0.00
Small tools & equipment	572.74
Total Office expenses	**572.74**
Payroll expenses	590.00
Payments to partners	1,637.36
Payroll Processing Fee	1,362.50
Salaries & wages	74,691.04
Total Payroll expenses	**78,280.90**

Cuchillo Greens Grow #1

Profit and Loss
January - December 2022

	TOTAL
Rent	0.00
Building & land rent	1,400.00
Equipment rental	9,978.16
Total Rent	**11,378.16**
Repairs & maintenance	10,093.37
Supplies	0.00
Supplies & materials	1,474.17
Total Supplies	**1,474.17**
Taxes paid	0.00
Payroll taxes	13,979.28
Total Taxes paid	**13,979.28**
Uncategorized Expense	0.28
Utilities	361.56
Electricity	2,999.86
Heating & cooling	3,376.57
Internet & TV services	1,657.60
Total Utilities	**8,395.59**
Total Expenses	**$152,383.78**
NET OPERATING INCOME	**$ -114,382.04**
Other Expenses	
Miscellaneous Expense	308.60
Vehicle expenses	0.00
Vehicle gas & fuel	5,214.91
Total Vehicle expenses	**5,214.91**
Total Other Expenses	**$5,523.51**
NET OTHER INCOME	**$ -5,523.51**
NET INCOME	**$ -119,905.55**

Cuchillo Greens Grow #1

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
	85,736.33
	39,359.06
Total Bank Accounts	**$125,095.39**
Accounts Receivable	
Accounts Receivable (A/R)	8,865.50
Total Accounts Receivable	**$8,865.50**
Other Current Assets	
Due From Dispensary	19,109.79
Due From Management	13,378.22
Due From Manufacturing	5,281.91
Payments to deposit	3,072.00
Total Other Current Assets	**$40,841.92**
Total Current Assets	**$174,802.81**
Fixed Assets	
Buildings	168,549.53
Total Fixed Assets	**$168,549.53**
TOTAL ASSETS	**$343,352.34**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll wages and tax to pay	0.00
Payroll tax to pay	-10,040.83
Wages to pay	-5,000.00
Total Payroll wages and tax to pay	**-15,040.83**
Total Other Current Liabilities	**$ -15,040.83**
Total Current Liabilities	**$ -15,040.83**
Total Liabilities	**$ -15,040.83**
Equity	
Partner distributions	0.00
Intercompany Transfer	-4,701.56
Total Partner distributions	**-4,701.56**
Partner investments	483,000.28
Retained Earnings	0.00
Net Income	-119,905.55
Total Equity	**$358,393.17**
TOTAL LIABILITIES AND EQUITY	**$343,352.34**

Cuchillo Greens Grow #1

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-119,905.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-8,865.50
Due From Dispensary	-19,109.79
Due From Management	-13,378.22
Due From Manufacturing	-5,281.91
Payroll wages and tax to pay:Payroll tax to pay	-10,040.83
Payroll wages and tax to pay:Wages to pay	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-61,676.25**
Net cash provided by operating activities	**$ -181,581.80**
INVESTING ACTIVITIES	
Buildings	-168,549.53
Net cash provided by investing activities	**$ -168,549.53**
FINANCING ACTIVITIES	
Partner distributions:Intercompany Transfer	-4,701.56
Partner investments	483,000.28
Net cash provided by financing activities	**$478,298.72**
NET CASH INCREASE FOR PERIOD	**$128,167.39**
CASH AT END OF PERIOD	**$128,167.39**

I, Simon Holguin, certify that:

1. The financial statements of Cuchillo Greens Grow 1, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Cuchillo Greens Grow 1, LLC included in this Form reflects accurately the information reported on the tax return for Cuchillo Greens Grow 1, LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Simon Holguin*

Name: Simon Holguin

Title: Co-Owner